The Investor Case for Lobbying Disclosure at FedEx

The International Brotherhood of Teamsters General Fund, along with co-filer Investor Voice as representative of the Equality Network Foundation, are urging stockholders to vote FOR Proposal 7 at the FedEx stockholder meeting on September 25, 2017.

The proposal calls on FedEx’s Board of Directors to prepare a report, to be updated annually, disclosing:

•         Oversight policies by the board

•         Listing of lobbying payments at the Federal and State level

•         Payments to trade associations used for lobbying

•         Membership in and contributions to any tax exempt organization that writes and endorses model legislation

The proposal is part of an ongoing investor campaign[i] for greater corporate political spending disclosure. Transparency and accountability in corporate spending to influence public policy are in the best interests of FedEx stockholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks FedEx’s reputation to the detriment of stockholder value.

Federal Lobbying – FedEx Spends Millions Each Year

•         FedEx spent $24,946,845 in 2015 and 2016 on federal lobbying activities.

•         And since 2010, FedEx has spent more than $106.4 million on federal lobbying.[ii]

State Lobbying – Information on FedEx’s Spending Difficult to Obtain

•         Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information at many states.[iii]

•         In 2016, FedEx had over 120 lobbyists registered to lobby in at least 30 states.[iv]

•         According to a recent study that looked at disclosures from the six states with the most robust reporting requirements, between 2012 and 2015 FedEx spent over $2.7 million.[v]

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•         In California, FedEx spent $492,188 in 2015 and 2016 on lobbying.[vi]

•         In New Jersey, FedEx spent $110,908 in 2016 on lobbying.[vii]

FedEx Has Its Lobbying Information and Could Easily Report It to Stockholders

•         FedEx claims that it is already subject to extensive federal, state and local lobbying registration and public disclosure requirements and “that ample public information exists regarding FedEx’s political contributions and lobbying expenditures to alleviate the concerns cited in this proposal” and the proposal “would cause FedEx to incur undue cost and administrative burden.”[viii] But these arguments are disingenuous, as the information is not always readily available; also FedEx is required to report its federal and state lobbying and already has all of this information, so it could be readily provided to stockholders in a single report at minimal expense.

FedEx stockholders currently have no way to know FedEx’s trade association memberships or contributions being used to lobby on its behalf.

•         Corporations make payments to trade associations that are used to lobby indirectly on their behalf without specific disclosure or accountability.

•         FedEx stockholders face a trade association blind spot, as FedEx fails to even disclose its trade association memberships, and FedEx does not disclose its trade association payments, nor the portions of these payments used for lobbying, nor additional payments beyond dues payments that can be used for lobbying.

•         Trade associations spend hundreds of millions of dollars to lobby.  For example, the Chamber of Commerce spent more than $103 million on lobbying in 2016 and has spent more than $1.3 billion on lobbying since 1998.[ix]

•         The Chamber of Commerce strongly opposes disclosure, going so far as to claim that disclosure is a form of silencing speech.[x]

Reports of FedEx Trade Association’s Lobbying

•         FedEx sits on the board of the US Chamber of Commerce,[xi] which has spent more than $1.3 billion in lobbying since 1998, yet FedEx’s level of funding of the Chamber is secret.

•         FedEx is listed as a member of the Business Roundtable,[xii] which spent $34.95 million on federal lobbying in 2015 and 2016.[xiii]

•         FedEx also sits on the board of Airlines for America[xiv] and is a member of the American Trucking Associations,[xv] which together spent over $15 million on federal lobbying in 2015 and 2016.[xvi]

•         FedEx also sits on the board of the Cargo Airlines Association.[xvii]

•         We believe FedEx’s Chamber membership could pose reputational risks on the issues of addressing climate change.  For example, FedEx notes its commitment to environmental sustainability on its website and its awards and recognitions for greenest companies, commercial solar power users, eco-airlines and climate innovation index,[xviii] yet the Chamber has sued to block the EPA Clean Power Plan to address climate change.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.	2

ALEC & Reputational Risk

•         The proposal also asks for disclosure of payments to tax-exempt organizations that write model legislation, which includes the American Legislative Exchange Council, or ALEC, which is a non-profit that convenes state lawmakers and corporations to promote model laws written by corporations.

•         FedEx is a member of ALEC and serves on the Commerce, Insurance and Economic Development Task Force Executive Committee. FedEx’s membership in ALEC has attracted negative media scrutiny.[xix]

•         ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights.

•         Highlighting the reputational risks of third party involvement, more than 100 companies have publicly announced leaving ALEC. This mass ALEC exodus includes 26 of FedEx’s compensation comparison survey group companies[xx]: 3M, Alphabet, Amazon, AstraZeneca, Best Buy, Coca-Cola, ConocoPhillips, Deere & Co., Dell, GlaxoSmithKline, Home Depot, Intel, IBM, Johnson & Johnson, Mars, McDonalds, Merck, Microsoft, Nestlé, News Corporation, PepsiCo, Procter & Gamble, Sanofi, Sprint, T-Mobile and Unilever.

Proxy advisor ISS supports this proposal, noting:

•         “A vote FOR this resolution is warranted, as additional information on the company's lobbying expenses and trade association memberships, payments, and oversight mechanisms would give shareholders a comprehensive understanding of the company's management of its lobbying activities and any related risks and benefits.”

•         “[FedEx] does not provide comprehensive disclosure of its direct lobbying expenses, nor does it provide disclosure of policies, activities, or oversight mechanisms related to the company's trade association participation. This information could help shareholders evaluate the company's comprehensive political activities, the relative risks and benefits, and how they are being managed by the company.” [xxi]

Reputation: Corporate Reputation Is an Important Component of Stockholder Value

•         According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.[xxii]

•         In a 2014 Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[xxiii]

FedEx Needs to Safeguard Its “Very Good” Reputation and Top 20 Fortune Most Admired Companies Ranking

•         According to the 2017 Harris Corporate Reputation Survey, FedEx ranked in the top 25 of the 100 most visible companies, ranking 23.[xxiv]

•         FedEx is also ranked among the top 20 in the FORTUNE Most Admired Companies list.[xxv]

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.	3

[i] http://www.afscme.org/news/press-room/press-releases/2016/institutional-investors-continue-to-press-companies-for-disclosure-of-lobbying-in-2016

[ii] https://www.opensecrets.org/lobby/clientsum.php?id=D000000089&year=2017, accessed September 19, 2017.

[iii] Nathan Layne, “Wal-Mart improves lobbying disclosure after stockholder push,” Reuters, May 13, 2015.

[iv] National Institute on Money in State Politics,  https://www.followthemoney.org/entity-details?eid=3627, accessed September 19, 2017.

[v] Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 30, https://irrcinstitute.org/wp-content/uploads/2017/02/Corporate-Lobbying-in-the-States-FINAL.pdf

[vi] http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1143469&view=activity&session=2015

[vii] http://www.elec.state.nj.us/pdffiles/Lobby2016/l1exp.pdf

[viii] 2017 FedEx Proxy Statement, pgs. 81-82.

[ix] https://www.opensecrets.org/lobby/top.php?indexType=s&showYear=2016

[x] Kenneth Doyle, “Chamber Fights Back Against Pressure to Disclose Corporate Political Spending,” BNA, December 5, 2014.

[xi] https://www.uschamber.com/about/board-directors

[xii] http://businessroundtable.org/about/members

[xiii] https://www.opensecrets.org/lobby/clientsum.php?id=D000032202&year=2017, accessed September 19, 2017.

[xiv] http://airlines.org/about-us/board-of-directors/

[xv] http://www.trucking.org/article/ATA-Members-Call-for-Increased-Infrastructure-Investment

[xvi] Airlines for America: https://www.opensecrets.org/lobby/clientsum.php?id=D000000545&year=2017; American Trucking Associations: https://www.opensecrets.org/lobby/clientsum.php?id=D000000177&year=2017, both accessed September 19, 2017.

[xvii] https://www.cargoair.org/about/members/

[xviii] http://www.fedex.com/bt/about/sustainability/environment.html

[xix] Thom Dunn, “11 Corporations You Should Protest and 2 More that Aren’t Quite as Bad as You Thought,” Upworthy, October 7, 2015, available here: http://www.upworthy.com/11-corporations-you-should-protest-and-2-more-that-arent-quite-as-bad-as-you-thought; Hannah Furlong, “70k Demand UPS and FedEx Leave ALEC, Stop Funding Climate Denial and Animal Cruelty,” Sustainable Brands, December 16, 2015, available here: http://www.sustainablebrands.com/news_and_views/stakeholder_trends_insights/hannah_furlong/70k_demand_ups_fedex_leave_alec_stop_fundi.

[xx] 2017 FedEx Proxy Statement, Appendix A, pgs. A1-A2.

[xxi] ISS 2017 FedEx Proxy Analysis, pgs. 30-31.

[xxii] “Reputation Risk,” The Conference Board, 2007, p. 6.

[xxiii] “2014 Global Survey on Reputation Risk,” Deloitte, p. 4.

[xxiv] http://www.theharrispoll.com/reputation-quotient

[xxv] http://fortune.com/worlds-most-admired-companies/list

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.	4